UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ Nº 06.057.223/0001-71

MATERIAL FACT

Sendas Distribuidora S.A. (“Company”), pursuant to Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that received, on September 1st, 2023, the resignation request presented by Mr. Philippe Alarcon from the position of member of the Board of Directors due to the sale of the stake of the former controlling shareholder in Assaí. The Company thanks Mr. Alarcon for his dedication and contribution in recent years.

Due to a vacancy in the composition of the Board of Directors, and in accordance with article 12, paragraph 1, of the Company’s Bylaws, the other members elected in a Board of Directors Meeting held on this date, based on favorable recommendations of the Human Resources, Culture and Compensation Committee and the Corporate Governance, Sustainability and Nomination Committee, unanimously and without reservations, Mr. Enéas Cesar Pestana Neto for (i) the position of independent effective member of the Board of Directors, with a term of office until the Company's Annual Shareholders' Meeting that will deliberate on the financial statements for the fiscal year ending on December 31, 2024 and (ii) the position of member of the Financial and Investment Committee and of the Human Resources, Culture and Compensation Committee.

Mr. Pestana has extensive experience in Brazilian food retail, having mostly recent served as Chairman of the Board of Directors of Lopes Supermercados and as CEO of Dia Supermercados, JBS América do Sul and GPA, among other positions. Additionally, he is a Founding Partner of a consultancy specialized in business management for companies in the Retail and Consumer Goods segments. The executive has a degree in Accounting Sciences, with specializations in the areas of controllership, finance, leadership and management.

The Company would like to welcome Mr. Enéas Pestana.

São Paulo, September 1st, 2023.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.